Rec'd 1/14/04 BD

LM 1/22

SECURI ... ION

04001562

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 52014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. J. Thompson Securities Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

RECD S.E.C. 513

(No. and Street)

RECD S.E.C. JAN 14 2004 613

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
R.J. Thompson Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of R.J. Thompson Securities, Inc. (the "Company") at March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, TD Waterhouse has communicated its intentions to cease the operations of the Company prior to March 31, 2004.

PricewaterhouseCoopers LLP

May 9, 2003

R.J. Thompson Securities, Inc.
Statement of Financial Condition
March 31, 2003

Assets		
Cash and cash equivalents	$	873,782
Receivable from clearing brokers		281,812
Prepaid expenses		43,281
Other assets		7,665
Due from Parent		47,639
	$	1,254,179
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	114,086
Other liabilities		7,827
Total liabilities		121,913
Stockholder's equity		
Common stock, $1 par value, 100 shares authorized and issued		100
Paid-in capital		7,000,511
Accumulated deficit		(5,868,345)
Total stockholder's equity		1,132,266
	$	1,254,179

The accompanying notes are an integral part of these financial statements.

1. Description of Business

R.J. Thompson Securities, Inc. (the "Company") is a wholly owned subsidiary of TD Waterhouse Group ("TD Waterhouse"). TD Waterhouse acquired the Company during November 2001. The ultimate parent of TD Waterhouse is TD Bank. The Company is a broker-dealer which provides securities distribution and brokerage services to the general public through its website, rjt.com. The Company derives a majority of its revenues from commission income from the brokerage of securities and from payments from certain market makers. The Company operates on a fully-disclosed basis and executes and clears trades through National Investor Services Corp., an affiliate. In December 2002, TD Waterhouse communicated its intentions to cease the operations of the Company. Although no definitive date has been determined, the Company anticipates all operations will cease prior to March 31, 2004.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as such financial instruments are either reported at market value, are short term in nature or bear interest at current market rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions

Commission income and expenses are recorded on a trade-date basis. Securities transactions of the Company are also recorded on a trade-date basis.

Advertising and Marketing

Advertising production costs are deferred until the related advertising campaign commences. Other marketing costs are expensed as incurred. At March 31, 2003, the Company did not have any deferred advertising costs.

Income Taxes
The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

3. Related Party Transactions

The Company operated under an expense agreement, dated August 6, 1999, with the former parent company, R.J. Thompson Holdings, Inc. ("Holdings"), for which it received certain administrative support. The agreement, which expired in January 2002, covered certain compensation, hardware, software, office space and other costs. Although the agreement expired and was not formally extended, TD Waterhouse continued the expense arrangements. Such expenses are not reflected in the accompanying financial statements.

On November 1, 2001, Holdings was acquired by TD Waterhouse. On December 3, 2001, the Company began clearing its customers' securities transactions through an affiliated clearing broker on a fully disclosed basis. Commission revenues and brokerage, clearing and exchange fees incurred in relation to these services for the year ended March 31, 2003 amounted to $6,483,856 and $3,584,659, respectively. The affiliated clearing broker remits to the Company, in the form of a fee, a portion of the net interest spread that it earns on customer accounts introduced by the Company. Such interest amounted to $520,136 for the year ended March 31, 2003. The affiliated clearing broker is responsible for collecting commissions and related fees from customers and generally remits such amounts, net of clearing and other fees charged, to the Company within thirty days. The net amount receivable from the affiliated clearing broker was $277,344 at March 31, 2003.

4. Income Taxes

The Company is included in the consolidated federal income tax return of TD Waterhouse. Tax expense is allocated between TD Waterhouse, the Company and other affiliates based on their respective contributions to consolidated taxable income in accordance with their tax sharing agreement.

The actual tax expense for the year ended March 31, 2003 differs from the statutory tax expense computed by applying the applicable U.S. Federal corporate tax rate of 35% to income before income taxes as follows:

Computed statutory federal tax benefit	$	(65,040)
State tax effect (2%)		(3,717)
	$	(68,757)

The Company's temporary differences related primarily to unamortized startup costs for tax purposes and net operating loss carryforwards. A full valuation allowance has been established against the Company's deferred tax asset of approximately $2,000,000 as of March 31, 2003 due to the uncertainty of realization of this asset.

5. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a nationwide retail customer base. In the normal course of business, securities transactions for brokerage customers are introduced by the Company and cleared through an affiliated clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company unsecured losses that result from a customer's failure to complete such transactions. At March 31, 2003, there were no material unsecured losses related to the agreement.

At March 31, 2003, substantially all cash and cash equivalents were held with one federally insured financial institution.

6. Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934 and is required to maintain a minimum net capital, as defined in the Rule. Net capital and the related net capital requirement may fluctuate on a daily basis. As of March 31, 2003, the Company had net capital of $1,029,213 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.00 at March 31, 2003.